SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed Under Section 33(a) of the

                 Public Utility Holding Company Act, as amended



                            GOLDFIELDS POWER PTY LTD
                         Name of Foreign Utility Company


                           NEWMONT MINING CORPORATION
                             Name of Filing Company,
                 if Filed on Behalf of a Foreign Utility Company


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ITEM 1

1.       The name and address of the foreign utility company is:

         Goldfields Power Pty Ltd ("Goldfields Power")

         Level 36, Central Park
         152-158 St. George's Tce
         Perth, Western Australia 6000
         Australia

2.      The facilities  owned by the foreign utility company for the generation,
transmission   and   distribution  of  electric  energy  for  sale  or  for  the distribution at retail of natural or manufactured gas consist of:

         Goldfields Power owns the Parkeston Power Station in Kalgoorlie, Western Australia. The Parkeston Power Station is a 110 MW facility consisting of three LM6000 gas-fired generators and is interconnected with the state-owned grid. The Parkeston Power Station is also directly connected to an industrial customer for its gold mining operation.

         Such facilities are not located in any State (as defined in Section 2(a) of the Public Utility Holding Company Act, as amended). Goldfields Power derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light, or power, within the United States. Neither Goldfields Power nor any of its subsidiary companies is a public utility company operating in the United States.

3. The owners of 5% or more of any class of voting security of the foreign utility company and the amount and nature of the interest are:

         Goldfields Power is a contractual joint venture between (i) TEC Kalgoorlie Pty Ltd, a subsidiary of Transalta Energy Corporation of Canada, and (ii) NP Kalgoorlie Pty Ltd, a wholly-owned subsidiary of Newmont Australia Limited, which in turn is an indirect, wholly-owned subsidiary of Newmont Mining Corporation. Each of TEC Kalgoorlie Pty Ltd and NP Kalgoorlie Pty Ltd owns 50% of Goldfields Power.

ITEM 2

         Not applicable. Goldfields Power is not an associate of any domestic public-utility company.



                                    EXHIBIT A

         Exhibit A is not applicable since no state certification is required under Section 33(a)(2) of the Public Utility Holding Company Act, as amended.

                                      -2-

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                                    SIGNATURE

          The undersigned company has duly caused this to be signed on its behalf by the undersigned thereunto duly authorized.



                  NEWMONT MINING CORPORATION

                  By:_____________________________
                     Thomas P. Mahoney
                     Vice President and Treasurer

                  Date:  May 17, 2002